**STATE OF NEVADA**

*ROSS MILLER*
*Secretary of State*

*SCOTT W. ANDERSON*
*Deputy Secretary*
*for Commercial Recordings*

**OFFICE OF THE**
**SECRETARY OF STATE**

# Certified Copy

April 27, 2011

**Job Number:** C20110427-2499
**Reference Number:** 00003095868-09
**Expedite:**
**Through Date:**

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

| Document Number(s) | Description | Number of Pages |
|---|---|---|
| 20070670395-19 | Articles of Organization | 1 Pages/1 Copies |

Respectfully,

ROSS MILLER
Secretary of State

Certified By: Joann Larson
Certificate Number: C20110427-2499
You may verify this certificate
online at **http://www.nvsos.gov/**

ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

| Filed in the office of | Document Number 20070670395-19 |
|---|---|
| Ross Miller, Secretary of State, State of Nevada | Filing Date and Time 10/01/2007 3:08 PM |
| | Entity Number E0684032007-0 |

# Articles of Organization
# Limited-Liability Company
(PURSUANT TO NRS 86)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Limited-Liability Company:** (must contain approved limited-liability company wording; see instructions)
   iFunds Cash Solutions, LLC
   Check box if a Series Limited-Liability Company ☐

2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)
   The Corporation Trust Company of Nevada
   Name
   6100 Neil Road, Suite 500 | Reno | Nevada | 89511
   (MANDATORY) Physical Street Address | City | | Zip Code
   (OPTIONAL) Mailing Address | City | State | Zip Code

3. **Dissolution Date:** (OPTIONAL; see instructions)
   Latest date upon which the company is to dissolve (if existence is not perpetual):

4. **Management:**
   Company shall be managed by ☐ Manager(s) OR ☒ Members
   (check only one box)

5. **Name and Address of each Manager or Managing Member:** (attach additional page if more than 3)
   iPayment, Inc.
   Name
   40 Burton Hills Blvd., Suite 415 | Nashville | TN | 37215
   Address | City | State | Zip Code
   Name
   Address | City | State | Zip Code
   Name
   Address | City | State | Zip Code

6. **Name, Address and Signature of Organizer:** (attach additional page if more than 1)
   J. Kevin Kidd
   Name
   X [signature]
   Signature
   511 Union Street, Suite 2700 | Nashville | TN | 37219
   Address | City | State | Zip Code

7. **Certificate of Acceptance of Appointment of Resident Agent:**
   I hereby accept appointment as Resident Agent for the above named limited-liability company.
   X [signature]
   Authorized Signature of R.A. or On Behalf of R.A. Company
   Date 10/1/07

*This form must be accompanied by appropriate fees.*

Michael E. Jones
Assistant Secretary

NV043 - 1/25/07 C T System Online

Nevada Secretary of State Form LLC Arts 2007
Revised on 01/01/07